Exhibit 11
KIMBALL INTERNATIONAL, INC.
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	Three Months Ended	Three Months Ended
(Amounts in Thousands, Except for Per Share Data)	September 30, 2016	September 30, 2015

Basic Earnings Per Share:
Dividends Declared	$2,273	$2,071
Undistributed Earnings	8,725	3,551
Net Income	$10,998	$5,622
Average Basic Shares Outstanding	37,609	37,515
Basic Earnings Per Share	$0.29	$0.15
Diluted Earnings Per Share:
Dividends Declared and Assumed Dividends on Dilutive Shares	$2,297	$2,088
Undistributed Earnings	8,701	3,534
Net Income	$10,998	$5,622
Average Diluted Shares Outstanding	38,008	37,827
Diluted Earnings Per Share	$0.29	$0.15
Reconciliation of Basic and Diluted EPS Calculations:
Net Income Used for Basic EPS Calculation	$10,998	$5,622
Assumed Dividends Payable on Dilutive Shares	24	17
Increase (Reduction) in Undistributed Earnings (Loss)	(24)	(17)
Net Income Used for Diluted EPS Calculation	$10,998	$5,622
Average Shares Outstanding for Basic EPS Calculation	37,609	37,515
Dilutive Effect of Average Outstanding Compensation Awards	399	312
Average Shares Outstanding for Diluted EPS Calculation	38,008	37,827